Signet Group plc

Registered in England No. 477692

Registered Office:
15 Golden Square
London W1F 9JG

24 April 2006

Dear Shareholder

Your right to receive the full Annual Reports and Accounts each year

This letter accompanies various documents sent to you as a new Signet Group plc shareholder. They include our annual reports and accounts (“the full Annual Reports and Accounts”) for the year ended 28 January 2006 and a shorter document which is our annual review (“the Annual Review and Summary Financial Statement”) for the same year.

Whilst you remain a shareholder you will have the right to have posted to you free of charge our full Annual Reports and Accounts for subsequent years, provided that you have notified us in an appropriate manner that you wish to do so.

In the absence of such a notification, you will be sent each year by post the Annual Review and Summary Financial Statement instead. The enclosed Annual Review and Summary Financial Statement is the shorter type of document that you would receive. If you have access to the internet, you will be able to view the latest full Annual Reports and Accounts on our web site at www.signetgroupplc.com.

The Summary Financial Statement for a financial year will contain:

(1)	a summary of the Company’s profit and loss account, balance sheet, directors’ report, operating review and directors’ remuneration report for that year; and

(2)

a statement by the Company’s auditor as to whether the Summary Financial Statement is consistent with the full Annual Reports and Accounts for the year in question, whether it complies with Section 251 of the Companies Act 1985 and Companies (Summary Financial Statement) Regulations 1995 and whether its report on the full Annual Reports and Accounts was qualified.

A Summary Financial Statement will not contain sufficient information to allow as full an understanding of the results and state of affairs of the Company as would be provided by the full Annual Reports and Accounts.

If you wish to receive by post a copy of the full Annual Reports and Accounts for the next financial year ending 3 February 2007 and for subsequent financial years whilst you remain a shareholder, you should complete the attached card and return it to our registrars, Capita Registrars, in accordance with the instructions printed on it.

Yours faithfully
By Order of the Board

M A Jenkins
Secretary